UBI Blockchain Internet LTD.

A Delaware Corporation

SmartSpace 3F, Level 9, Unit 908, 100 Cyberport Rd.

Hong Kong, People’s Republic of China

Telephone: (917) 242-7309

July 5, 2017

VIA EDGAR TRANSMISSION AND E- MAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Ms. Sherry Haywood, Staff Attorney

Re: UBI Blockchain Internet, Ltd.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 3, 2017

File No. 333-217792

Registration Statement on Form S-1

Filed May 9, 2017

File No. 333-217792

Form 8-K

Filed May 16, 2017

File No. 000-54236

Dear Ms. Haywood:

On behalf of UBI Blockchain Internet, LTD (the “Company”), we are hereby responding to the letter, dated June 5, 2017 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-217792) (the “Registration Statement”) and Form 8-K filed May 16, 2017. In response to the Comment Letter, the Company is filing with the Commission today Amendment No. 2 to the Registration Statement and on June 29, 2017, the Company filed Amendment No .1 to the Current Report on Form 8-K originally filed on May 16, 2017.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s response is set forth below providing you with a response to each comment. Additionally, we shall send you a marked copy of the amended Registration Statement via email in order to help you expedite your review process.

July 5, 2017

Form S-1 and Amendment No. 1 to Form S-1

General

1. We note disclosure in section 1.01 of your Form 8-K filed May 16, 2017, that your acquisition of Shenzhen Nova E-commerce, Ltd. would be completed when the business license of NOVA in Hong Kong has been changed to UBI, and that such transfer is based on government processing. We also note that you amended the registration statement to include the resale of shares you issued in the acquisition of NOVA. Please clarify when the Hong Kong government completed its processing and changed the business license to UBI.

Response: We respectfully note the Staff's comment. Supplementally, last week the Chinese government asked the Company for a Certificate of Good Standing from the State of Delaware. The Certificate of Good Standing was provided to the government office. As of the date of this response, the Chinese government is still processing the business license.

2. As you have amended the registration statement to include the resale of the shares you issued in the acquisition of NOVA, please clearly disclose the date the acquisition was completed, including the date of transfer of the UBI Class C common stock to NOVA shareholders. Note the requirement to file a Form 8-K to report the closing of your transaction with Shenzhen within four business days of such closing date. See Item 2.01 and General Instruction B(1) of Form 8-K.

Response: In the Selling Stockholder section of the Registration Statement we have disclosed the date the acquisition was completed and the date of transfer of the UBI Class C common stock to NOVA shareholders. This is also disclosed under Item 15, "Recent Sales of Unregistered Securities" on page II-6.

3. Please file the XBRL interactive data information that is required to be submitted, list such files in the exhibit index and post such files on your web site pursuant to Item 601(b)(101)(i) of Regulation S-K.

Response: We respectfully note the Staff's comment. Further filings will include the XBRL interactive data information.

4. We note your Form 8-K originally filed March 17, 2017 and amended on April 11, 2017 states that you are no longer a shell company. However, you appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have no operations, nominal assets and no revenues. Please provide us with an analysis explaining why you are not a shell company, or revise your disclosure to clarify that you are a shell company.

July 5, 2017

Response: We respectfully note the Staff's comment. Supplementally, we understand the meaning of Release No. 33-8587, where the SEC defined a “shell company” as a registrant, other than an asset-backed issuer, that has (1) no or nominal operations, and (2) either (a) no or nominal assets; (b) assets consisting solely of cash or cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We have ten (10) full time employees on staff, with a payroll of $179,569 for the Quarter ended February 28, 2017. Four of our employees are engaged in product development and six of our employees are engaged in business development, finance, human resources, facilities, information technology and general management and administration. Additionally we engaged 44 non-employee contractors. This makes a strong argument the Company has more than nominal operations. Total operating expenses for the Quarter ended exceeded $400,000. We are no different than any research-based company that develops early-stage products and services, UBI Blockchain Internet is actively developing its blockchain products/services. Based on research dollars being expended, the corporate activities taking place and the employees on staff, it would be misleading to classify our company as a shell company.

Calculation of Registration Fee Table

5. We note the registration of an additional 25,000,000 in Class C common stock. Please explain in the Selling Stockholder section who the holders are of the additional shares and where they received their shares.

Response: We have identified and footnoted in the Selling Stockholder section the holders of the additional shares and where they received their shares. (See footnote #4.)

Prospectus Cover Page

6. Please revise the par value of the Class C Common Stock in the title from $.01 to $.001, consistent with your certificate of incorporation and disclosure in the remainder of the registration statement.

Response: We have revised the par value of the Class C Common Stock in the title from $.01 to $.001.

7. Please include a fixed price for the Class A Common Stock. We note that your CEO is the reseller of a significant portion of your outstanding Class A Common Stock. As such, the offering appears to be in the nature of a primary offering by the company. Because you are not eligible to conduct an at the market offering, you must include a fixed price for these shares.

Response: We have included a fixed price for the Class A Common Stock on the Prospectus cover page, and throughout the Registration Statement.

July 5, 2017

8. Please include disclosure that the Class C common stock is non-voting, as this is not evident from the title of the security. See Item 501(b)(2) of Regulation S-K. Please disclose that the selling shareholders will receive all of the proceeds, or that the company will not receive any proceeds of the offering. See Item 501(b)(3) of Regulation S-K.

Response: We have disclosed that Class C common stock is non-voting and that the selling shareholders will receive all of the proceeds, and that the company will not receive any proceeds of the offering.

9. Please disclose that the selling shareholders will receive all of the proceeds, or that the company will not receive any proceeds of the offering. See Item 501(b)(3) of Regulation S-K.

Response: See response to Comment No. 8.

10. Please identify the trading symbol of your Class A common stock. See Item 501(b)(4) of Regulation S-K.

Response: We have identified the trading symbol of the Class A common stock.

11. We note that you believe you qualify as an “emerging growth company” but it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before December 8, 2011. As such, you do not appear to qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act. Please revise your registration statement accordingly, or explain the basis pursuant to which you believe you qualify as an emerging growth company. See Question 2 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, found on our website at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Response: We respectfully note the Staff's comment, and we agree with your assessment that the Registrant does not qualify an "emerging growth company." All references to "emerging growth company" have been removed from the Registration Statement.

12. Please include the correct page number of your risk factors section.

Response: The risk factor section page number has been updated accordingly.

Prospectus Summary, page 3

13. Please revise this section to clearly state that you have no revenues and no products.

Response: We have revised this section where it now states that the Registrant has no revenues or products.

July 5, 2017

14. We note disclosure on page four that you have relied upon the sale of securities in unregistered transactions to fund your operations and on page 10 that you plan to seek additional funds through private placements. In Note 6 to the audited financial statements, however, you disclose that in the three months ended February 28, 2017, you received a loan from your chief executive officer for expenditures for the company. Please disclose whether these loans were made with a verbal or written agreement, and file such agreement with your next amendment. Please revise to make your disclosures consistent.

Response: These loans were made with a verbal agreement. We have no written agreement to file.

Risk Factors, page 9

15. We note the State of Delaware, Court of Chancery, exclusive forum provision in Article IX of your certificate of incorporation. Please add a new risk factor to discuss the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders’ ability to obtain a favorable judicial forum for disputes with the company, its officers and directors.

Response: We have added a risk factor under "Company Risk Factors" that discusses the effects of Article IX of our certificate of incorporation on our stockholders.

16. Please add a new separately captioned risk factor disclosing the minimum number of months that you expect to be able to conduct your planned operations using currently available capital resources. In addition, in an appropriate place in the filing, disclose the minimum additional dollar amount you will require to fund your business activities for the next 12 months.

Response: Under the section "Risk Factors Relating to our Financial Condition" we added a risk factor entitled, "Based on our burn rate, if we are unable to obtain additional funding our business will fail and our shares may be worthless," disclosing our burn rate.

We have also added this disclosure under Liquidity and Capital Resources.

July 5, 2017

17. We note that your principal offices are located in China and that you intend to conduct operations in China. Please expand your risk factors to address risks associated with the following:

•	legal protections and remedies available to the company for actions taken against it may be pursued within the People’s Republic of China legal system, which differs from the U.S. legal system in significant ways;

•	the company conducts operations outside of the U.S. and the ability to pursue legal matters is subject to limitations imposed by other jurisdictions;

•	U.S. regulators’ ability to conduct investigations and inspections within China is limited; and

•	restrictions on the transfer of cash into and out of China, as well as on the exchange of currency, may constrain the company’s liquidity and impede its ability to use cash in its operations.

Response: We have added a risk factor under "Company Risk Factors" that discusses that since our operations are concentrated in China our stockholders would face difficulty in enforcing their legal rights under the U.S. Securities laws.

18. Please advise whether your executive officers reside in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. stockholders will face in effecting service of process against your officers. This risk factor should address the risk U.S. stockholders face in:

•	effecting service of process within the U.S. on your officers;

•	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;

•	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and

•	bringing an original action in foreign courts to enforce liabilities based on the U.S.

Alternatively, please advise as to why you believe such a risk factor is unnecessary.

Response: We have added a risk factor under "Company Risk Factors" that discusses the difficulty that U.S. stockholders will face in effecting service of process against our officers.

July 5, 2017

We Have Limited Historical Financial Information . . ., page 9

19. Please discuss in this risk factor that you have no products and no revenues. We note your reference to your audio housing product here and on page 48. Please revise to make the disclosure of your anticipated operations consistent throughout the registration statement to reflect your anticipated operations.

Response: We have added disclosure that we have no products or revenues and we have deleted the other citations.

20. We note your reference to your audio housing product here and on page 48. Please revise to make the disclosure of your anticipated operations consistent throughout the registration statement to reflect your anticipated operations.

Response: We have revised the Registration Statement for consistency to disclose our anticipated operations.

As a Result of Operating as a Public Company ..., page 16

21. Please clarify that you have not operated the business of UBI Blockchain as a public company, since JA Energy, the company’s predecessor, has been a public company since 2010.

Response: We have clarified that we have not operated the business of UBI Blockchain as a public company, since JA Energy, the company’s predecessor, has been a public company since 2010.

Determination of Offering Price, page 26

22 Please describe the various factors considered in determining the offering price of your Class A and Class C Common stock. See Item 505 of Regulation S-K.

Response: We described how the offering price of our Class A and Class C Common stock was established.

Selling Stockholders, page 27

23. Please briefly describe the transaction or transactions in which the selling stockholders obtained their shares. Please disclose here that your selling stockholders are recently engaged employee and non-employee contractors.

Response: We have briefly described the transactions in which the selling stockholders obtained their shares.

July 5, 2017

24. Please disclose here the exemption from registration you relied on for the initial sales and briefly explain the facts relied upon to make the exemption available.

Response: We have disclosed here the exemption from registration we relied on for the initial sales and we briefly explained the facts relied upon to make the exemption available.

25. We note disclosure here that your controlling stockholder is offering 15,000,000 Class A shares. Please revise to make the disclosure here consistent with the registration statement that such stockholder is offering 10,000,000 Class A common shares.

Response: The disclosure has been revised to reflect 10,000,000 Class A common shares.

26. Please disclose the nature of any position, office, or other material relationship which the selling stockholders have had within the past three years with you or any of your predecessors or affiliates.

Response: We have disclosed the nature of any position, office, or other material relationship which the selling stockholders have had within the past three years.

Rule 144, page 37

27. Please disclose when the 217,046 Class A common shares were issued and describe the transaction in which they were issued and to whom. Please also clarify why those shares are not “restricted securities”, and whether they were issued in a registered offering.

Response: We disclosed that we originally registered 65,846,667 shares (SEC File number: 333-169485) as a dividend spin-out to all of the forty-five (45) shareholders of Reshoot Production Company and the Company subsequently registered 6,000,000 shares (SEC File number; 333-179516) to four (4) foreign investors. The Company also issued 5,145,682 shares since its inception and returned to Treasury for cancellation 33,583,149 shares. This equates to 43,409,200 shares. On February 9, 2016, the Company decreased its issued and outstanding shares 1 for 200. After the reverse split there were 217,046 shares issued and outstanding.

July 5, 2017

28. Instead of simply listing the requirements of Rule 144(i), please revise this section to disclose how Rule 144 applies to you, your Class A, B and C stockholders and purchasers in this offering. Also discuss other consequences of your prior shell company status, such as the restrictions on your ability to use registration statements on Form S-8 and the potential reduced liquidity or illiquidity of your securities.

Response: We have completely revised this section to disclose how Rule 144 applies to our Class A, B and C stockholders and purchasers in this offering. We also discussed other consequences of our prior shell company status.

Description of Business, page 38

Company History, page 38

29. Please describe your company history for the past three years, including the material terms of the spin-off of Peak Energy Holdings, the transaction in which you reincorporated to Delaware, the acquisition of Shenzhen Nova E-commerce, Ltd. and any other recent transactions, and your current structure. Please clarify whether you closed on the Shenzhen Nova E-commerce, Ltd. transaction. See Item 101(h) of Regulation SK.

Response: We have revised our disclosure to better describe our company history for the past three years.

30. Please clearly describe your intended business. In this regard, we note risk factor disclosure about market acceptance for your products that refers to your products, services, technologies and software. Please also clearly state that you currently have no products, no customers and no or minimal operations, if true.

Response: We have added additional disclosure describing our intended business. We have incorporated the aforementioned risk factor into the business description and we have stated that we currently have no products nor customers at this time. See last sentence under company overview.

Governmental Regulation, page 46

31. We note that you are a Delaware corporation that plans to operate in China. Please provide a discussion on the effect of existing or probable governmental regulations on your business as a foreign company doing business in China.

Response: We have added disclosure to provide additional discussion on the effect of existing or probable governmental regulations on our business as a foreign company doing business in China.

July 5, 2017

Employees, page 47

32. We note disclosure here that you have 10 full-time employees. We also note disclosure on page II-6 that you engaged 44 employees and non-employee contractors. Please revise to make your disclosures consistent.

Response: We have revised the disclosure for consistency.

Directors, Executive Officers, Promoters and Control Persons, page 52

33. Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusions that Messrs. Liu, Cheung, Min and Patti should serve as your Directors.

Response: We have revised our disclosure to discuss the specific experience, qualifications, attributes and skills held by our Directors.

34. Please elaborate on the nature of the responsibilities your directors and executive officers undertook in prior positions to provide adequate disclosure of their business experience to serve in their current positions. For example, for Messrs. Cheung and Patti, please provide the names and clarify the time periods of their employment for the past five years and for Mr. Min, please explain his manager position. Finally, please disclose any other directorships held during the past five years in any company with a class of securities registered pursuant to Exchange Act Section 12 or subject to Section 15(d). See Item 401(e)(1) and (2) of Regulation S-K.

Response: We have elaborated on the nature of the responsibilities our directors and executive officers undertook in prior positions which led to serve in their current positions.

Chan Cheung, Director, Chief Financial Officer . . ., page 52

35. We note that the heading of this section states that Mr. Cheung is a Director. Please include his title in the “Position & Offices Held” table and revise your disclosure in the “Board of Directors” section on page 53 to disclose, if true, that you have four, not three, directors.

Response: Mr. Cheung is not a director. We have revised the heading disclosure.

July 5, 2017

Compensation of Directors, page 57

36. We note disclosure on page 57 that you did not compensate your directors, and disclosure on page F-12a regarding payment to directors for services. We also note that Article III, Section 12, of your By-laws states that no compensation shall be paid to directors. Please explain the disclosures regarding the $15,000 in payments to directors on pages F-12a and F-8b.

Response: Article III, Section 12 of the Company By-laws state: "Nothing contained herein shall be construed to preclude any director from serving the corporation in any other capacity and receiving a compensation therefore." The $15,000 paid to the two former directors was not compensation, but were fees to cover their past incidental expenses while they served as directors of the Company.

Certain Relationships and Related Transactions, page 58

37. We note the disclosure on page F-9b regarding the amounts due to Tony Liu and UBI Hong Kong. Please also disclose the amounts due to Tony Liu and UBI Hong Kong in this section. Please file any loan agreements with your next amendment and include such agreement in your exhibit index. Refer to Items 404(d) and 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: We have disclosed the amounts due to Tony Liu and UBI Hong Kong, under "Certain Relationships and Related Transactions." See third paragraph.

Note 12 – Subsequent Events, page F-12a

38. It appears that you paid a finder’s fee in 2016. Please identify the finder in your registration statement, disclose the fee paid, describe the business conducted by the finder and advise us of the extent to which the finder has received compensation. See Item 701 of Regulation S-K.

Response: We have added disclosure and a detailed explanation under " Certain Relationships and Related Transactions" concerning the finder's fee paid. See fourth paragraph.

Indemnification of Directors and Officers, page II-1

39. We note the reference to your amended and restated certificate of incorporation. Please file such certificate and include it in the exhibit list.

Response: The amended and restated certificate of incorporation was filed in a Form 8-K with the Commission on June 2, 2017. It is now included in the exhibit list.

July 5, 2017

Exhibits, page II-6

40. We note your disclosure on page 19 that your executive officers have employment agreements. Please file such agreements with your next amendment.

Response: We do not have any employment agreements in place. The reference to employment agreements has been deleted on page 19.

41. Please file counsel’s consent to the prospectus discussion of the opinion in the exhibit list. Refer to Rule 436 of Regulation C and Section IV of Staff Legal Bulletin No. 19.

Response: We have filed counsel’s consent to the prospectus discussion of the opinion in the exhibit list.

42. Please file the form of your indemnity agreement with your directors and officers as you disclose on page II-5.

Response: A copy of the Indemnity Agreement has been filed as Exhibit 10.4.

Exhibit 3.2, By-Laws

43. Article I of your by-laws state that your principal offices shall be in Las Vegas, Nevada. However, your disclosure indicates that your principal offices are in China. Please advise.

Response: Our disclosure is correct that our principal offices are in China, and our By-laws do state that our principal offices shall be in Las Vegas, NV. Our By-laws were first written when the company first incorporated in Nevada, under the name JA Energy on August 26, 2010. Article V, of our Certificate of Incorporation, in effect, entitled, "Amendment of ByLaws" states that "The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation. Any adoption, amendment or repeal of the Bylaws of the corporation by the Board of Directors shall require the approval of a majority of the Whole Board." Based on this conflict, and the change of principal office, the Board will need to amend the ByLaws." We thank the Staff for bringing this to our attention.

July 5, 2017

Exhibit 5.1, Legal Opinion

44. Please have counsel revise its legal opinion to include all of the shares in this offering including the additional Class C common stock.

Response: Our counsel has revised his legal opinion to include all of the shares in this offering. See attached Exhibit 5.2.

45. The legal opinion must opine on the laws of the state of organization of the company. Please have counsel revise the legal opinion to indicate that the opinion covers the laws of the State of Delaware.

Response: Our counsel revised the legal opinion to indicate that the opinion covers the laws of the State of Delaware. See attached Exhibit 5.2.

46. Please have counsel to revise the legal opinion to include counsel’s consent to the prospectus discussion of the legal opinion. See Section IV of Staff Legal Bulletin No. 19.

Response: Our counsel revised his legal opinion to include counsel’s consent to the prospectus discussion of the legal opinion. See attached Exhibit 5.2.

Form 8-K Filed May 16, 2017

General

47. Please amend your Form 8-K to address the following comments.

Response: We have amended our Form 8-K to address your comments.

48. Please also provide a pro forma statement of operations for the year ended August 31, 2016. Refer to Rule 11-02(c)(2) of Regulation S-X.

Response: We have provided a pro forma balance sheet and statement of operations for the year ended August 31, 2016.

July 5, 2017

49. It is not clear why the amounts reflected for NOVA as of February 28, 2017 would not be the same as the amounts provided in the interim financial statements for the three months ended March 31, 2017. For example, total liabilities are $168,972 as of March 31, 2017 in the interim financial statements compared to $120,487 provided on the pro forma balance sheet. Please also clearly disclose how you are arriving at the amounts presented on your pro forma statements of operations. Please refer to Rule 11-02(c)(3) of Regulation S-X in regards to preparing pro forma financial information for entities with different year ends.

Response: Our auditor provided the following explanation: The figure per pro forma balance sheet is up to February 28, 2017, difference represents normal operation activities movement.

50. Your pro forma financial information indicates that you intend to reflect over 100% of the total purchase price as goodwill. We remind you that ASC 805-20-25-1 requires you to recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. Please tell us the process you went through to ensure that you have identified all intangible assets acquired. Refer to ASC 805-20-55-2 through 55-45. Please also address what consideration was given as to whether any fair value adjustments need to be made to property and equipment pursuant to ASC 805-20-30.

Response: Supplemently, the process we went through to ensure that you have identified all intangible assets acquired was the following:

Cash and cash equivalents	$2
Property and equipment, net	12,429
Total identifiable assets	12,431
Due to former shareholders	-120,487
Total liabilities assumed	-120,487
Total liabilities assumed in excess of total assets acquired	-108,056
Total pro forma goodwill	5,108,056
Total purchase price	$5,000,000

The identifiable assets acquired represent general office equipment and cash on hand, we estimate the fair value is similar to the book value. No intangible assets was acquired

Accounting Standards Update (“ASU”) 2017-04, “Simplifying the Test for Goodwill Impairment, the company will perform goodwill impairment tests in coming annual.

July 5, 2017

51. Please disclose how you arrived at the estimated total consideration amount of $5 million pursuant to ASC 805-30-30-7. Specifically address how you valued the shares of Class C common stock to be issued.

Response: The total consideration is calculated at $0.20 x 25,000,000 = $5,000,000 the Company agreed to issue 25,000,000 unregistered restricted Class C common stock for 100% acquisition of Shenzhen Nova E-commerce, Ltd. As we disclosed in our amended Form 8K/A, "The final value for NOVA was mainly based on management business negotiations and management's value judgment, which included the valuation of Nova's business licenses. Additionally, the Company ordered an independent appraisal based on an audit, as a reference."

52. On April 19, 2017, you amended your most recent Form 10-K and your Form 10-Q for the period ending November 30, 2016, to correct your classification on the cover page as a shell company. You continue to report nominal assets and operations. Please provide us with a detailed explanation of why you no longer qualify as a shell company under Rule 12b-2 of the Exchange Act.

Response: See response to Comment Number 4 above.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

53. We note your summary of the Acquisition Agreement on page 2. Please revise to provide information pursuant to Items 2.01(c) and (d) of Form 8-K including:

•	The identity of the persons from whom the common shares of Shenzhen Nova E-commerce, Ltd. were acquired;

•	The nature and amount of consideration given or received for the all of the issued and outstanding shares of Shenzhen Nova E-commerce, Ltd. including the number of shares of Shenzhen Nova E-commerce, Ltd. you received.

•	The formula used to determine the amount of consideration; and

•	any employment agreements with Ms. Ma and Messrs. Long and Xu. We note disclosure that they are the executive team post acquisition.

Response: We have revised the disclosure to provide information pursuant to Items 2.01(c) and (d) of Form 8-K.

July 5, 2017

54. Please revise to discuss whether you required board and shareholder approval to enter into the Acquisition Agreement and how you obtained such approval.

Response: We have added discussion that the Board of Directors of both entities approved the Acquisition Agreement, as well as the majority of shareholders.

55. Item 2.01(f) of Form 8-K says that you must provide the information that would be required if you were filing a general form for registration of securities on Form 10 if you were a shell company, immediately before the transaction. As it appears that you were a shell company immediately before the acquisition of Shenzhen Nova E-commerce, Ltd., please amend your Form 8-K to provide the requisite disclosure.

Response: For the reasons stated above, we believe we were not a shell corporation prior this acquisition. We filed Form 10 information in our amended Form 8-K that was filed on April 11, 2017, when we removed our shell status.

We thank you for your thorough review process to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. Please let us know if you have any additional comments.

UBI Blockchain Internet, Ltd.
By: /s/ Tony Liu
Tony Liu Chairman and Chief Executive Officer

cc: T. J. Jesky, Esq.